UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-14668

(Check One): ☐ Form 10-K ☑ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	CUSIP NUMBER 20441B407

For Period Ended:  December 31, 2017

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I - REGISTRANT INFORMATION

Companhia Paranaense de Energia - Copel

Full Name of Registrant

N/A

Former Name if Applicable

Rua Coronel Dulcídio, 800

Address of Principal Executive Office (Street and Number)

Curitiba – Paraná – Brazil – 80420-170

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

        (c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Companhia Paranaense de Energia - Copel (the “Company”) requires additional time to complete the disclosure in the 2017 Annual Report related to the investigations into an investment made by its indirect subsidiary UEG Araucária Ltda. in violation of the Company’s investment policies and the recognition of a provision for the impairment of such investment in the Company’s financial statements, which were disclosed in notices furnished to the Commission on Form 6-K on November 14, 2017, November 24, 2017 and April 12, 2018.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Adriano Rudek de Moura	55 41	3222 2027
(Name)	(Area Code)	(Telephone Number)

 (2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

                                ☑ Yes  ☐ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                ☐ Yes  ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Companhia Paranaense de Energia - COPEL

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  April 30, 2018                                                                          By:  /s/Adriano Rudek de Moura

                                                                                                                        Mr. Adriano Rudek de Moura

                                                                                                           Chief Financial and Investor Relations Officer